UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LSB CORPORATION

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

50215P 100

(CUSIP Number)

Robert E. Trautmann

General Counsel

People’s United Financial, Inc.

850 Main Street

Bridgeport, CT 06604

(203) 338-7171

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Person. People’s United Financial, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number Of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 354,409*
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 354,409*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7%
14.	Type of Reporting Person (See Instructions) CO

*	Beneficial ownership of 354,409 shares of Issuer’s Common Stock (consisting of 229,209 shares and 125,200 shares subject to acquisition upon exercise of options) referred to herein is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the Issuer’s Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by each reporting person.

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.10 per share (“Common Stock”), of LSB Corporation, a Massachusetts corporation (the “Issuer”). The principal executive offices of the Issuer are located at 30 Massachusetts Avenue, North Andover, Massachusetts 01845.

Item 2.	Identity and Background

This Schedule 13D is being filed by People’s United Financial, Inc., a Delaware corporation (the “Reporting Person”). The address of the principal office of the Reporting Person is 850 Main Street, Bridgeport, Connecticut 06604. The Reporting Person is a diversified financial services company and the holding company for People’s United Bank. Information as to each of the executive officers and directors of the Reporting Person is set forth on Schedule I hereto.

During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, the Subject Shares (as defined below) have not been purchased by the Reporting Person, and thus no funds were used for such purpose.

On July 15, 2010, concurrently with the execution of the Merger Agreement (as defined in Item 4 below), the Reporting Person entered into separate voting agreements in the form of Exhibit 1 filed herewith (the “Voting Agreements”) with the fourteen directors and executive officers of the Issuer identified on Schedule II hereto (together, the “Shareholders”) with respect to all of the shares of Common Stock that the Shareholders own or have the right to vote (including shares subsequently acquired by Shareholders during the term of the Voting Agreements, the “Subject Shares”). Based upon the representations of each Shareholder in the respective Voting Agreements, the Shareholders collectively hold 229,209 shares of Common Stock (including shares of Common Stock allocable to such Shareholders’ accounts under the Issuer’s employee benefit plans) and 125,200 options to acquire shares of Common Stock.

The Reporting Person did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements. The Shareholders entered into the Voting Agreements to induce the Reporting Person to enter into the Merger Agreement as described in Item 4.

The information set forth in response to this Item 3 is qualified in its entirety by reference to the Voting Agreements, the form of which is filed herewith as Exhibit 1.

Item 4.	Purpose of Transaction

The information set forth or incorporated in Item 3 is hereby incorporated herein by reference.

Merger Agreement

On July 15, 2010, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Reporting Person, People’s United Bank, Bridgeport Merger Corporation, the Issuer, and River Bank, pursuant to which the Reporting Person will acquire LSB Corporation and its wholly-owned subsidiary, River Bank.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of each party thereto, Bridgeport Merger Corporation, a wholly owned subsidiary of the Reporting Person, will merge with and into the Issuer (the “Merger”). Upon effectiveness of the Merger, each outstanding share of Common Stock, other than shares owned by the Reporting Person, the Issuer or any of their wholly-owned subsidiaries, will be converted into the right to receive cash equal to $21.00 per share and certain other amounts described in the Merger Agreement. The Merger Agreement also provides that, simultaneously with the Merger, River Bank, a wholly owned subsidiary of Issuer, will merge with and into People’s United Bank, a wholly owned subsidiary of the Reporting Person.

Consummation of the Merger is subject to certain conditions, including, among others, the approval of the Merger Agreement by the holders of not less than two thirds of the shares of Common Stock then outstanding and entitled to vote and the receipt of required regulatory approvals. The Merger Agreement contains customary representations, warranties and covenants of the Reporting Person, the Issuer, and the other parties thereto. The Issuer has also agreed to call a meeting of its shareholders to consider approval of the Merger and that the Issuer’s board of directors will recommend approval of the Merger Agreement by the Issuer’s shareholders, subject to certain exceptions to permit the Issuer’s directors to comply with their fiduciary duties.

The Issuer has generally agreed not to solicit proposals relating to Acquisition Proposals (as defined below), enter into discussions or negotiations concerning, or provide confidential information in connection with, an Acquisition Proposal or approve an Acquisition Proposal. However, the Merger Agreement permits the Issuer to take one or more of the prohibited actions referred to above, subject to the provisions of the Merger Agreement, in response to certain unsolicited Acquisition Proposals. If the Issuer concludes that an Acquisition Proposal is a superior proposal, upon compliance with the applicable terms of the Merger Agreement, the Issuer may terminate the Merger Agreement (subject to its payment of the termination fee referred to below).

The Merger Agreement contains certain termination rights for both the Reporting Person and the Issuer, and further provides that, upon the termination of the Merger Agreement under specified circumstances, generally including an alternative business combination transaction, the Issuer will owe the Reporting Person a cash termination fee of $3,500,000.

Voting Agreements

As a condition and inducement to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements (as described in Item 3). Subject to the terms and conditions of the Voting Agreements, each Shareholder has agreed, with respect to such Shareholder’s Subject Shares, that, prior to the expiration of the applicable Voting Agreement, such Shareholder shall at any meeting of the shareholders of the Issuer, however called, (a) appear at such meeting, in person or by proxy, and thereby cause the Subject Shares to be counted as present thereat for purposes of calculating a quorum, and (b) vote, or cause to be voted at such meeting, or deliver a written consent with respect to, all Subject Shares that are beneficially owned by such Shareholder or as to which such Shareholder has the right to vote (i) in favor of approval of the Merger Agreement; (ii) in favor of any matter reasonably necessary for consummation of the transactions completed by the Merger Agreement; (iii) against any action or agreement that would reasonably be expected to result in a breach of any obligation or agreement of the

Issuer contained in the Merger Agreement or of such Shareholder in his or her Voting Agreement; and (iv) against any Acquisition Proposal (as defined below) or any other action, agreement or transaction that is intended, or could reasonably be expected, to materially impede, interfere or be inconsistent with, delay, discourage, or materially and adversely affect consummation of the transactions contemplated by the Merger Agreement or any of such Shareholder’s obligations under his or her Voting Agreement.

In addition, each Shareholder irrevocably granted the Reporting Person an irrevocable proxy to vote his or her Subject Shares as indicated above if such Shareholder is unable to perform his or her obligations under the Voting Agreement.

Each Shareholder also agreed during the term of the Voting Agreement not to (i) enter into any voting agreement or grant a proxy or power of attorney with respect to his or her Subject Shares that is inconsistent with such Shareholder’s obligations under the Voting Agreement or (ii) directly or indirectly sell, transfer, pledge, assign or otherwise dispose of or enter into any contract, option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of his or her Subject Shares, except for certain exceptions provided in the Voting Agreements.

In their capacity as shareholders of the Issuer, each Shareholder also agreed not to, and not to authorize or permit, as applicable, any of his or her partners, officers, directors, advisors, representatives or affiliates to (i) initiate, solicit, induce, knowingly encourage or knowingly take any action that would reasonably be expected to materially facilitate the making of, any inquiry, offer, or proposal which constitutes or could reasonably be expected to lead to an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish or otherwise afford access to any person (other than the Reporting Person, People’s United Bank and Bridgeport Merger Corporation) any information with respect to the Issuer or any of its subsidiaries or otherwise relating to an Acquisition Proposal; (iii) enter into any agreement with respect to an Acquisition Proposal; (iv) solicit proxies or become a “participant” in a “solicitation” (as defined in Regulation 14A under the Exchange Act) with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would reasonably be expected to compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement; (v) initiate a shareholder’s vote or action by consent of the Issuer’s shareholders with respect to an Acquisition Proposal; or (vi) become a member of a “group” with respect to any voting securities of the Issuer that takes any action in support of an Acquisition Proposal.

“Acquisition Proposal” means any inquiry, offer or proposal (other than an offer or proposal from the Reporting Person), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction (as defined below), and shall include any public announcement by any person (including any regulatory application or notice, whether in draft or final form) of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing. “Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, any assets of the Issuer or any of its subsidiaries representing, in the aggregate, fifteen percent (15%) or more of the assets, revenues or net income of the Issuer and its subsidiaries on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into or exercisable or exchangeable for, such securities) representing fifteen percent (15%) or more of the votes attached to the outstanding securities of the Issuer or any of its subsidiaries; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning fifteen percent (15%) or more of any class of equity securities of the Issuer or any of its subsidiaries; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.

The rights and obligations under the Voting Agreements generally expire on the earlier to occur of (a) the receipt of Company Shareholder Approval (as defined in the Merger Agreement), (b) such date and time as the Merger Agreement is terminated pursuant to Article VIII thereof, or (c) upon mutual written consent of the parties to terminate the applicable Voting Agreement. In addition, each Shareholder has the right, subject to certain limitations specified in the Voting Agreement, to terminate his or her Voting Agreement if the Merger Agreement is amended to decrease the Merger Consideration (as defined in the Merger Agreement).

The foregoing descriptions of the Voting Agreements and the Merger Agreement are qualified in their entirety by reference to the full text of such agreements. The form of Voting Agreement is filed herewith as Exhibit 1 and the Merger Agreement is filed herewith as Exhibit 2.

Other than as described above, the Reporting Person does not currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

The information set forth or incorporated in Items 2, 3, 4 and 6 is hereby incorporated herein by reference.

(a), (b)

The following disclosure assumes that there are 4,506,686 shares of Common Stock outstanding, which the Issuer represented in the Merger Agreement was the number of outstanding shares of Common Stock as of July 15, 2010. The following disclosure further assumes that the Shareholders collectively beneficially own 229,209 shares of Common Stock and 125,200 options to acquire shares of Common Stock, which numbers consist of the aggregate of the numbers of shares of Common Stock and options as to which each Shareholder represented beneficial ownership of (as of July 15, 2010) in his or her respective Voting Agreement.

Immediately prior to the execution of the Voting Agreements, the Reporting Person did not own any shares of Common Stock. However, upon execution of the Voting Agreements as of July 15, 2010, under the definition of “beneficial ownership” as set forth in Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to have shared voting power with respect to (and therefore beneficially own) 354,409 shares of Common Stock, representing approximately 7.7% of the Common Stock outstanding as of July 15, 2010.

Except as set forth in this Item 5, neither the Reporting Person nor, to the best of the Reporting Person’s knowledge, any of the individuals named in Schedule I hereto, has power to vote or to direct the vote or to dispose or direct the disposition of any shares of Issuer Common Stock.

The Reporting Person disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)	Except for the execution and delivery of the Voting Agreements and the Merger Agreement, to the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has engaged in any transaction during the past 60 days in any shares of Common Stock.

(d)	To the best knowledge of the Reporting Person, neither the Reporting Person nor any person listed in Schedule I hereof has the right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock referred to in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and the individuals named in Schedule I and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Form of Voting Agreement.

2	Agreement and Plan of Merger, dated as of July 15, 2010, by and among People’s United Financial, Inc., People’s United Bank, Bridgeport Merger Corporation, LSB Corporation, and River Bank (Filed as Exhibit 2.2 to the Reporting Person’s Current Report on Form 8-K filed July 19, 2010, and incorporated herein by reference).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 23, 2010

PEOPLE’S UNITED FINANCIAL, INC.

By:	/s/ Eric J. Appellof
Name: Eric J. Appellof
Title: Assistant Secretary

SCHEDULE I

Directors and Executive Officers of the Reporting Person

Set forth below is the name, position and present principal occupation of each of the directors and executive officers of the Reporting Person. Except as otherwise indicated, the business address of each of such persons is 850 Main Street, Bridgeport, CT 06604, and each of such persons is a citizen of the United States.

NAME	POSITIONS WITH PEOPLE’S UNITED AND PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITIONS WITH PEOPLE’S UNITED
Collin P. Baron	Director; member of the law firm of Pullman & Comley, LLC
George P. Carter	Director; President of Connecticut Foods, Inc.
John K. Dwight	Director; founder of Dwight Asset Management Company; Principal of Northern Flights, LLC and Albatroz, LLC
Jerry Franklin	Director; President and Chief Executive Officer of Connecticut Public Broadcasting Inc.
Eunice S. Groark	Director; Trustee of the Phoenix Edge Series Funds
Janet M. Hansen	Director
Richard M. Hoyt	Director; President and Chief Executive Officer of Chapin & Bangs Co., and Chairman and Chief Executive Officer of Lindquist Steels, Inc.
Mark W. Richards	Director; President of The Richards Group
James A. Thomas	Director
John P. Barnes	Director; President and Chief Executive Officer
David A. Bodor	Executive Vice President (Chief Credit Officer)
Paul D. Burner	Sr. Executive Vice President (Chief Financial Officer)
Robert R. D’Amore	Sr. Executive Vice President (Retail and Small Business Banking)
Brian F. Dreyer	Sr. Executive Vice President (Commercial Banking)
David K. Norton	Sr. Executive Vice President (Chief Human Resources Officer)
Louise T. Sandberg	Sr. Executive Vice President (Wealth Management)
Chantal D. Simon	Sr. Executive Vice President (Chief Risk Officer)
Robert E. Trautmann	Sr. Executive Vice President (General Counsel)

SCHEDULE II

Set forth below is a list of the Shareholders, each of which is a party to a Voting Agreement with respect to such Shareholder’s Subject Shares.

Counterparty to Voting Agreement

John P. Bachini

Malcolm W. Brawn

Thomas J. Burke

Richard H. Harrington

Robert F. Hatem

Marsha A. McDonough

Kathleen Boshar Reynolds

Fred P. Shaheen

Gerald T. Mulligan

Michael J. Ecker

Teresa K. Flynn

Stephen B. Jones

Jacob Kojalo

Diane L. Walker